Exhibit 1.01

INTUITIVE SURGICAL, INC.

CONFLICT MINERALS REPORT
Pursuant to Rule 13P-1 under the Securities Exchange Act (17 CFR 240.13P-1)

FOR THE REPORTING PERIOD FROM
JANUARY 1, 2013, TO DECEMBER 31, 2013

I. INTRODUCTION

This Conflict Minerals Report for Intuitive Surgical, Inc. (“Intuitive,” “we,” or “us”) for the current reporting period from January 1, 2013, to December 31, 2013 (the "Reporting Period"), is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR PARTS 240 and 249b) (the "Final Rule").

Conflict Minerals Evaluation and Reporting

"Conflict Minerals" (defined in the Final Rule as columbite-tatalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten) are necessary to the functionality or production of our da Vinci® Surgical Systems and Instruments & Accessories (collectively the "Covered Products"), which are subject to evaluation under the Final Rule.

Accordingly, pursuant to the Final Rule, we have conducted in good faith a reasonable country of origin inquiry ("RCOI") that was reasonably designed to determine whether any of the Conflict Minerals contained in our Covered Products may have originated in the Democratic Republic of the Congo (the "DRC") and the adjoining countries (the "Covered Countries") as defined in Item 1.01(d)(1) of Form SD or are from recycled or scrap sources (defined in the Final Rule as reclaimed end-user or post-consumer products, or scrap processed metals created during product manufacturing).

Based on the RCOI procedures performed, we determined that the Conflict Minerals contained in components used in some of our Covered Products (i) may have originated in a Covered Country and (ii) may not be from recycled or scrap sources.

As a result, the Final Rule, requires that we conduct due diligence on the source and chain of custody of the Conflict Minerals included in our Covered Products that conforms to an internationally recognized due diligence framework. We have utilized the framework issued by the Organisation for Economic Co-operation and Development (the “OECD”) in publication "OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition", which includes Supplements on Tin, Tantalum, Tungsten, and Gold (the "OECD Guidance").

The OECD Guidance requirements for compliance are dependent upon a company’s position in the supply chain, and may vary from other entities based on the company's size, products, relationships with suppliers, and other factors. Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence by establishing internal controls over their immediate suppliers.

We are a downstream company, and although we have relationships with our first-tier (direct) suppliers, we do not have direct ties with parties such as sub-tier (indirect) suppliers or the associated smelters and refiners who have knowledge of the sources of raw minerals. Therefore, we engaged a supply chain management firm to assist us in the identification of the Conflict Minerals in components manufactured by sub-tier suppliers that are included in our Covered Products, that we could not on our own identify, as well as in the collection of data needed for our country of origin inquiry and due diligence process from first-tier and sub-tier suppliers.

To collect data from our suppliers, we utilized supplier-completed EICC-GeSI Conflict Minerals Reporting Templates (“EICC-GeSI Templates”) that request suppliers to identify the facilities used to process the Conflict Minerals contained in our Covered Products and their countries of origin. It is important to note that suppliers define the scope of their representations in the EICC-GeSI Template at their own discretion and, as a result, the information provided to us may be provided at a Company Level, Division Level, Product Category Level, or at a Product Level. As a downstream purchaser of Conflict Minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals.

We worked in good faith to obtain complete Conflict Minerals information from our suppliers. We evaluated the information collected, including subjecting the results to a quality review to determine reasonableness of the results (for example, performing an examination of the EICC-GeSI Templates to verify completeness). If discrepancies, errors, or omissions were identified, the response for that supplier was deemed incomplete and was returned for correction by the supplier. When suppliers failed to return a complete EICC-GeSI Template, we conducted follow-up inquiries.

Based on the procedures performed, we were not able to determine that all of the Conflict Minerals used in our Covered Products did not originate in the Covered Countries or determine that those Conflict Minerals came from recycled or scrap sources. Furthermore, we were not able to determine if the Conflict Minerals in the components used in our Covered Products, that may be sourced from the Covered Countries, are "DRC conflict free" as defined in the Final Rule.

In accordance with the Final Rule, we have concluded that our Covered Products as further described in this report are deemed to be "DRC conflict undeterminable" (as defined in Item 1.01(d)(5) of Form SD). Because we concluded that our Covered Products are DRC conflict undeterminable, we are not required to submit an audit report of our Conflict Minerals Report prepared by an independent private sector auditor for the Reporting Period.

II. DUE DILIGENCE

Design of Due Diligence Measures

We have designed our Conflict Minerals Compliance Program (the "Compliance Program") to include due diligence on the source and chain of custody of the Conflict Minerals contained in our Covered Products that are modeled from the OECD Guidance and address the following five key objectives:

•	Establish a Corporate Program for Conflict Minerals

•	Identify and Assess Risk in the Supply Chain

•	Design a Strategy to Respond to Identified Risk in the Supply Chain

•	Fulfill Conflict Minerals Independent Audit and Reporting Obligations

•	Maintain a Due Diligence Program: Internal Review and Monitoring

Due Diligence Measures Performed

We instituted a cross-functional Conflict Minerals Steering Committee to oversee the development and implementation of our Compliance Program, with senior management support including representatives from Global Supply Chain Operations, Corporate Finance, Compliance, Legal, Information Technology, and Regulatory Compliance.

The Conflict Minerals Steering Committee created a task force with representation from the relevant functions to design, implement, and execute on the Compliance Program. The task force formally documented the Compliance Program, as approved by senior management, to ensure compliance with the Final Rule including performance of the following due diligence measures:

•	We published our Conflict Minerals policy on our website at www.intuitivesurgical.com.

•
We developed a Conflict Minerals Supplier Risk Assessment program (the "Risk Assessment") using quantitative and qualitative factors to identify our first-tier suppliers that have not met (or are less likely to meet) our expectations to support our Compliance Program and conflict minerals policy by, for example, providing insufficient or no response to requests for information, failing to established their own due diligence program, or not complying with the Final Rule.

•
We reviewed the aggregated data collected from our suppliers using the EICC-GeSI Templates to assess the reasonableness of the data and check for the presence of any “red flags” that may indicate that the supplier disclosure is inaccurate or improper and thus, may not be reliable, including but not limited to:

•	The supplier's response was not submitted utilizing the EICC-GeSI Template.

•	The supplier has indicated that conflict minerals are present in their products, do not provide smelter (or refiner) or country of origin data.

•	The supplier reported that the smelters or refiners are unknown or does not list them, but confirms that none of the minerals originate from the Covered Countries.

•	The supplier has identified the country of origin information, but does not identify a smelter or refiner.

•	The supplier identified a smelter or refiner which does not actually process the identified conflict mineral.

•	We designed and performed additional due diligence procedures for suppliers deemed to be "high risk" (based on our Risk Assessment) and those with responses identified to have "red flags".

•
Because we utilized a supply chain management firm in performance of our Compliance Program, we performed additional procedures to evaluate the accuracy and completeness of the data collected on our behalf, including evaluating some of the supply chain management firm's processes and controls over Conflict Minerals data.

•
In evaluating the smelters and refiners identified in the EICC-GeSI Templates as having sourced Conflict Minerals from the Covered Countries, we compared our listing to publicly published data from the Conflict-Free Smelter Program (the “CFSP”) listing of validated smelters and refiners, which is maintained by the Conflict-Free Sourcing Initiative (“CFSI”). The CFSP relies on independent private sector auditors to audit the source, including mines of origin and chain of custody of the Conflict Minerals used by smelters and refiners that agree to participate in the CFSP. The smelters and refiners that are found to be CFSP compliant are those for which the independent auditor has verified that the smelter’s (or refiner’s) Conflict Minerals have not originated from mines in the Covered Countries that directly or indirectly finance or benefit armed groups.

•
As part of our internal compliance process, our Compliance Department assessed our readiness for compliance with the Final Rule, including assessing whether we have complied with our documented Compliance Program. The result of these procedures has been reported on to the Conflict Minerals Steering Committee.

•	Our filed Form SD and Conflict Minerals Report for the calendar year ended December 31, 2013, is available at our website, www.intuitivesurgical.com.

Future Due Diligence Measures for Risk Mitigation

As Conflict Minerals data is obtained through a self-reporting effort, awareness and training of suppliers in our supply chain is necessary to ensure that reliable, detailed information is provided. We have identified and taken steps to improve the communications of our expectations for Conflict Minerals reporting with our first-tier suppliers and have taken the following steps since the end of the Reporting Period:

•
We authored a Supplier Manual which is being made available to our first-tier suppliers. Among the information provided is a section describing our expectations with respect to their support for our Compliance Program.

•	We incorporated language regarding our expectation of our first-tier suppliers' support for our Compliance Program in our standard contract terms for new production supplier agreements.

III. PRODUCT DESCRIPTION

Our Covered Products include our manufactured products, classified in two major categories: (1) da Vinci Surgical Systems and (2) Instruments & Accessories. The da Vinci Surgical Systems and Instruments & Accessories contain Conflict Minerals that are necessary to the functionality or production to these products.

da Vinci Surgical Systems

Through December 31, 2013, we have commercialized three generations of da Vinci Surgical System—the da Vinci SiTM Surgical System, the da Vinci S® Surgical System and the standard da Vinci Surgical System. Our da Vinci Surgical Systems are comprised of components which may include the following: Surgeon’s Console, Patient-Side Cart, 3-D Vision System, da Vinci Skills Simulator, and FireflyTM Fluorescence Imaging.

Instruments & Accessories

We sell various instruments and accessory products which are used in conjunction with the da Vinci Surgical System as surgical procedures are performed. These products include: EndoWrist® Instruments, da Vinci Single-Site, EndoWrist OneTM Vessel Sealer, EndoWrist Stapler 45 Instrument, sterile drapes, vision products (such as replacement 3-D stereo endoscopes), camera heads, light guides, and other items that facilitate use of the system.

For a full description of our product offerings, refer to our Annual Report on Form 10-K for the year ended December 31, 2013.

DRC Conflict Undeterminable Products

Our conclusions pertaining to the Conflict Minerals contained within our Covered Products is based on the data collected from complete EICC-GeSI Templates and the due diligence procedures performed on that information.

We have determined that each of the four Conflict Minerals is present in our supply chain as part of components included in our Covered Products. Based on the data collected from our suppliers, we have concluded that most of the Conflict Minerals used in components in our Covered Products have been sourced from outside the Covered Countries, however some of the tantalum and tin from a small number of our suppliers required further due diligence to determine its origin.

Based on the further due diligence procedures performed with respect to such components containing tantalum and tin, we determined that the Conflict Minerals contained in such products (1) are necessary to the functionality or production of the Covered Products, (2) have been or may have been sourced from the Covered Countries, (3) have or may not have been from scrap or recycled sources, (4) were processed by smelters or refiners that are not CFSP validated, and (5) originated from mines for which we do not have sufficient information regarding the mine name and location to determine whether or not that source may have directly or indirectly financed or benefited armed groups.

As a result, a relatively small percentage of the components used in our Covered Products contain Conflict Minerals which have been deemed to be DRC conflict undeterminable.

The DRC conflict undeterminable content within Covered Products purchased by our customers will vary dependent on the desired configuration of the da Vinci Surgical System and the related Instruments & Accessories selected.

Facilities Used to Process the Necessary Conflict Minerals and Countries of Origin

As reported by our suppliers in the EICC-GeSI Templates, the tables below aggregate the data for each Conflict Mineral concluded to be "DRC conflict undeterminable". The tables aggregate (i) the facilities identified to be used to process those conflict minerals and (ii) to the extent known, the identified countries of origin of the conflict minerals processed at those facilities.

As described above under the section entitled "DRC Conflict Undeterminable Products", the Conflict Minerals that we determined were not sourced from the Covered Countries (including gold, tungsten, and a portion of tantalum and tin) are not included in the following tables.

Table 1: Facilities Processing Conflict Mineral - Tin
Facilities Identified by our Suppliers with Conflict-Free Status - Unknown
Cookson	Geiju Non-Ferrous Metal Processing Co. Ltd.	Malaysia Smelting Corporation (MSC)
Mineração Taboca S.A.	Minsur	Mitsubishi Materials Corporation
OMSA	PT Bukit Timah	PT Timah
Thaisarco	White Solder Metalurgia	Yunnan Tin Company Limited
Facilities Identified by our Suppliers with Conflict-Free Status - CFSP Validated
CNMC (Guangxi) PGMA Co. Ltd.	Cooper Santa	CV Duta Putra Bangka
CV Gita Pesona	CV JusTindo	CV Makmur Jaya
CV Nurjanah	CV Prima Timah Utama	CV Serumpun Sebalai
CV United Smelting	EM Vinto	Fenix Metals
Gejiu Zi-Li	Gold Bell Group	Huichang Jinshunda Tin Co. Ltd
Jiangxi Nanshan	Kai Unita Trade Limited Liability Company	Linwu Xianggui Smelter Co
Liuzhou China Tin	Metallo Chimique	Minmetals Ganzhou Tin Co. Ltd.
Novosibirsk Integrated Tin Works	PT Alam Lestari Kencana	PT Artha Cipta Langgeng
PT Babel Inti Perkasa	PT Babel Surya Alam Lestari	PT Bangka Kudai Tin
PT Bangka Putra Karya	PT Bangka Timah Utama Sejahtera	PT Bangka Tin Industry
PT Belitung Industri Sejahtera	PT BilliTin Makmur Lestari	PT DS Jaya Abadi
PT Eunindo Usaha Mandiri	PT Fang Di MulTindo	PT HP Metals Indonesia
PT Karimun Mining	PT Koba Tin	PT Mitra Stania Prima
PT Panca Mega	PT Refined Banka Tin	PT Sariwiguna Binasentosa
PT Seirama Tin investment	PT Stanindo Inti Perkasa	PT Sumber Jaya Indah
PT Tambang Timah	PT Timah Nusantara	PT Tinindo Inter Nusa
PT Tommy Utama	PT Yinchendo Mining Industry	Yunnan Chengfeng
Suppliers reported an additional 144 potential entities that we were unable to confirm to be actual entities or facilities used to process tin.
Countries of Origin (Source of Conflict Minerals) Identified by our Suppliers*
Bolivia, Brazil, Canada, China, Indonesia, Japan, Malaysia, Peru, Poland, Russian Federation, United States of America, and Unknown
*Listed countries of origin do not include conflict minerals processed by CFSP Validated Facilities or facilities not confirmed to be facilities used to process tin.

Table 2: Facilities Processing Conflict Mineral - Tantalum
Facilities Identified by our Suppliers with Conflict-Free Status - Unknown
Gannon & Scott	JiuJiang JinXin Nonferrous Metals Co. Ltd.	King-Tan Tantalum Industry Ltd
Facilities Identified by our Suppliers with Conflict-Free Status - CFSP Validated
Conghua Tantalum and Niobium Smeltry	Duoluoshan	Exotech Inc.
F&X	Global Advanced Metals	H.C. Starck GmbH
Hi-Temp	JiuJiang Tambre Co. Ltd.	Kemet Blue Powder
Mitsui Mining & Smelting	Ningxia Orient Tantalum Industry Co., Ltd.	Plansee
QuantumClean	RFH	Solikamsk Metal Works
Taki Chemicals	Tantalite Resources	Telex
Ulba	Zhuzhou Cement Carbide
Suppliers reported an additional 9 potential entities that we were unable to confirm to be actual entities or facilities used to process tantalum.
Countries of Origin (Source of Conflict Minerals) Identified by our Suppliers*
Unknown
*Listed countries of origin do not include conflict minerals processed by CFSP Validated Facilities or facilities not confirmed.

Efforts to Determine the Mine or Location of Origin with the Greatest Possible Specificity

As part of our due diligence process, for those suppliers whose products were not found to be DRC conflict free, we took additional steps in an effort to determine the mine or location of origin which included the follow-up procedures and the Risk Assessment program, described above.
Based on the information collected and evaluated from our suppliers in the EICC-GeSI Templates, we determined that the data was generally insufficient to identify the mine name or specific location of origin for those Conflict Minerals which may have been sourced from the Covered Countries. The EICC-GeSI Templates state that the smelter or refiner fields are mandatory, however specific mine data is not. As such, suppliers have provided less information in these fields, and in some instances not provided the data or identified the information as "confidential," "trade secret," or similar. Therefore, we have not always received information adequate to identify the applicable sources of such Conflict Minerals that may have directly or indirectly financed or benefited armed groups.

We are committed to our efforts to comply with the requirements of the Final Rule and to sourcing materials from suppliers that share our values with regard to ethics, integrity, respect for human rights, and environmental responsibility. We are a responsible corporate citizen and always endeavor to comply with health, safety, and environmental requirements under applicable government standards and regulations.

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Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by Intuitive. These statements are based on the infrastructure and information available at the time the RCOI process and due diligence process were performed. As noted above, a number of factors could introduce errors or otherwise affect our analysis and the disclosure provided herein.

These factors include, but are not limited to, gaps in product or product content information, gaps in supplier data, gaps in smelter data, errors or omissions by or of suppliers, errors or omissions by smelters, the definition of a smelter was not finalized at the end of the 2013 reporting period, confusion over requirements of the Final Rule, gaps in supplier education and knowledge, lack of timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier and smelter unfamiliarity with the protocol due to this being the first year for SEC disclosures for Section 1502 of Dodd-Frank, oversights or errors in conflict free smelter audits, materials sourced from the Covered Countries being declared secondary materials, certification programs that are not equally advanced for all industry segments and metals, and smuggling of Conflict Minerals to countries outside of the Covered Countries.

Forward Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations concerning matters that are not historical facts. Words such as “estimates,” “projects,” “believes,” “anticipates,” “plans,” “expects,” “intends,” “may,” “will,” “could,” “should,” “would,” “targeted” and similar words and expressions are intended to identify forward-looking statements. These include statements based on current expectations, estimates, forecasts and projections about the economies and markets in which we operate and our beliefs and assumptions regarding these economies and markets, as well as our actions with respect to compliance with the Final Rule. These forward-looking statements should be considered in light of various important factors, including the following: changes to regulations and requirements for assessing and reporting Conflict Minerals; litigation related to regulations and requirements for Conflict Minerals; and adverse publicity regarding Intuitive. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on current expectation and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those risk factors under the heading "Risk Factors" in our report on Form 10-K for the year ended December 31, 2013, as updated from time to time by our quarterly reports on Form 10-Q and our other filings with the Securities and Exchange Commission. Our actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to publicly update or release any revisions to these forward-looking statements, except as required by law.